Exhibit 8.2

[    ], 2014

Mr. Richard Cox

Executive Vice President

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

Dear Mr. Cox:

You have requested the opinion of KPMG LLP (“KPMG,” and this opinion, the “Tax Opinion”) regarding certain U.S. federal income tax consequences of the reclassification of each outstanding share of Fidelity National Financial, Inc. (“Fidelity”) Class A Common Stock (“Old FNF Common Stock”) into one share of FNF Group Common Stock (“New FNF Common Stock”) and 0.3333 of a share of FNFV Group Common Stock (“New FNFV Common Stock” and such change, the “Recapitalization”).1

This Tax Opinion addresses, considers, and provides conclusions with respect to only the United States federal income tax matters discussed herein. Additional issues that are not discussed in this Tax Opinion could affect the United States federal income tax treatment of the Recapitalization or the matter that is the subject of this Tax Opinion. This Tax Opinion was not written, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on it with respect to any United States federal income tax issue not expressly discussed in this Tax Opinion.

In rendering our Tax Opinion, we have examined and relied upon the accuracy and completeness of, all the facts, information, covenants, and representations and warranties contained in the following documents: (i) the Form S-4 Registration Statement of Fidelity initially filed with the Securities and Exchange Commission on April 1, 2014, and as amended through the date hereof (including all attachments, appendices, and exhibits thereto, the “Form S-4”); (ii) the Fourth Amended and Restated Certificate of Incorporation of Fidelity (the “Amended Charter”), and (iii) such other documents and records as we have deemed necessary or appropriate as a basis for the Tax Opinions set forth below.

In addition, as to certain facts material to our Tax Opinion, we have relied upon certain statements, permitted assumptions, and representations made on behalf of Fidelity and its affiliates by officers and other representatives of such entity, as set forth in the officer’s certificate of Fidelity (including all exhibits, appendices and attachments thereto, the “Officer’s Certificate”). We have assumed such statements and representations are true, correct, and complete as of the date hereof and will continue to be true, correct, and complete without regard to any qualification as to knowledge, belief or otherwise. Our Tax Opinion is conditioned upon, among other things, (i) the initial and continuing accuracy and completeness of all the facts,

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Unless otherwise indicated, all “section” references are to the Internal Revenue Code of 1986, as amended (the “Code”), and all “Treas. Reg. §” references are to the regulations promulgated or proposed thereunder by the U.S. Department of the Treasury.

information, representations, and warranties made in the Officer’s Certificate, the Form S-4, and the Amended Charter, and (ii) the initial and continued accuracy and completeness of any other representations that you have made to us and assumptions upon which you have permitted us to rely. We have not independently verified, and will not independently verify any factual matter in connection with, or apart from, our preparation of this Tax Opinion. Any change or inaccuracy in or to such facts, information, representations, assumptions, or warranties (including on account of events occurring subsequent to the effective time of the Recapitalization) could affect one or more of the conclusions as stated herein.

In rendering our Tax Opinion we have also relied upon applicable U.S. federal income tax laws and other authorities relevant thereto in effect as of the date hereof. The laws and other authorities upon which we rely are subject to change either prospectively or retrospectively. The ability to rely upon this Tax Opinion may be affected by a change in any relevant law or other authority.

By rendering this Tax Opinion, we undertake no responsibility to advise you of any effect on our opinions resulting from any such change, variation, inaccuracy, revocation, or modification. This Tax Opinion represents our best judgment of those U.S. federal income tax issues described herein, but does not constitute a guarantee or other similar assurance. Our opinions are not binding on any court or the Internal Revenue Service (the “Service”). Accordingly, no assurance can be given that the Service will concur with our opinions or, if contested, that our opinions would be sustained by a court.

Based solely upon and subject to the foregoing, we are of the opinion that, under currently applicable United States federal income tax law:

1.	The Recapitalization will be treated as a reorganization within the meaning of section 368(a) of the Code;

2.	The New FNF Common Stock and the New FNFV Common Stock will be treated as stock of Fidelity for U.S. federal income tax purposes;

3.	No gain or loss will be recognized by Fidelity as a result of the Recapitalization;

4.	Except with respect to cash received in lieu of fractional shares of New FNF Common Stock and/or New FNFV Common Stock, if any, holders of Old FNF Common Stock will not recognize income, gain or loss as a result of the Recapitalization;

5.	The New FNF Common Stock and the New FNFV Common Stock will not constitute section 306 stock within the meaning of section 306(c) of the Code;

6.

The aggregate basis of the New FNF Common Stock and New FNFV Common Stock received in the Recapitalization (including any fractional share deemed received, if any) immediately after the Recapitalization will be the same as the aggregate tax basis the holder had in the Old FNF Common Stock exchanged therefore immediately prior to the Recapitalization, allocated between the New FNF Common Stock and New FNFV Common Stock received in the Recapitalization (including any fractional share deemed received, if any) based on the relative fair market value of the New FNF Common Stock and New FNFV Common Stock immediately after the Recapitalization; and

7.	The holding period of the New FNF Common Stock and the New FNFV Common Stock received in the Recapitalization will include the holding period of the Old FNF Common Stock exchanged therefore.

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Very truly yours,

KPMG LLP

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